BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, pursuant to its previous announcements to the market, whereby it indicated that it has been collaborating with Brazilian and foreign authorities to clarify the facts raised under the Carne Fraca and the Trapaça Operations, that, on February 25, 2021, the SEC Division of Enforcement issued a letter to the Company stating, among other things, that it has concluded its investigation and, based on information to date, does not intend to recommend an enforcement action by the SEC against the Company.

The Company reinforces its commitment to collaborate with the Brazilian authorities and the United States Department of Justice (“DOJ”) and understands that this cooperation process streghtens and consolidates the changes and improvements that it has implemented in its internal processes and rulings, in order to guarantee the highest safety, integrity and quality standards.

São Paulo, February 26, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A